  China Bio-Immunity Corporation

Lixin Zhou, c/o Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305.

November 24, 2009

John Krug

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4720

Washington, D.C. 20549

Re:

China Bio-Immunity Corporation.

Preliminary information statement filed October 20, 2009

File No. 000-51760

Dear Mr. Krug:

In connection with responding to your comment letter dated October 22, 2009, China Bio-Immunity Corporation, a Nevada corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

China Bio-Immunity Corporation

/s/ Lixin Zhou, Interim Chief Executive Officer